UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of  June 2010

Commission File Number:  0-32115

Equal Energy Ltd.
(Translation of registrant's name into English)

2700, 500 - 4th Avenue S.W.
Calgary, Alberta  T2P 2V6
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F _X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No    X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The documents attached as Exhibit 99.1 this 6-K shall be incorporated by reference into the Registration Statements under the Securities Act of 1933 on Form F-10 Registration Statement (No. 333-129601), the registration statement on Form S-8 (No. 333-120996) and the Registration Statements on Form F-3 (Nos. 333-113609 and 333-115318).

The Issuer is filing material documents not previously filed.

TABLE OF CONTENTS

The following documents are filed as part of this Form 6-K:

Exhibit                      Description

99.1	Material Change Report dated June 24, 2010

On June 17, 2010, Equal Energy announced that it has entered into an agreement with a syndicate of underwriters led by Wellington West Capital Markets Inc., and including Desjardins Securities Inc., Jennings Capital Inc. and Scotia Capital Inc., pursuant to which they have agreed to purchase, on a bought deal basis, 5,200,000 common shares (“Common Shares”) of Equal Energy at a price of $6.75 per Common Share for aggregate gross proceeds of $35,100,000.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 24, 2010

Enterra Energy Trust

By:  /s/ Blaine Boerchers
Name: Blaine Boerchers
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit                      Description

99.1	Material Change Report – June 24, 2010